ALISON RYAN

AVP & Managing Assistant General Counsel II

Phone: 949-219-3268

Alison.Ryan@pacificlife.com

September 13, 2024

Mr. Michael Rosenberg

Attorney-Adviser

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Post-Effective Amendment No. 3 to the Registration Statement for Pacific Choice 2 NY (File No. 333-261004), funded through Separate Account A (File Number 811-09203) of Pacific Life & Annuity Company:

On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life & Annuity Company (811-09203), (hereinafter collectively referred to as “Registrant”), set forth below are responses to Staff comments received on July 1, 2024, received in connection with the above referenced 485A filing on Form N-4 Access. No. 0001104659-24-064282 (filed on May 22, 2024) to Pacific Choice 2 (“Choice 2”). All disclosure changes included in this response will be made to the registration statement referenced above, as applicable, by subsequent post-effective amendment.

Staff Comments

1.	Staff Comment: In the Key Information Table in the Ongoing Fees and Expenses (annual charges) column – The maximum Optional Benefits percentage in the annual fees table should read “See Rate Sheet Supplement”.

Response: We have made edits in accordance with the Staff’s comment.

2.	Staff Comment: In the Key Information Table in the Ongoing Fees and Expenses (annual charges) column – The “Highest Annual Cost” figure should read “See Rate Sheet Supplement”.

Response: We have made edits in accordance with the Staff’s comment.

3.	Staff Comment: In the Optional Living Benefits (Additional Charges Apply) table, regarding the fourth bullet of the Protected Investment Benefit (5 Year Option) Brief Description of Restrictions/Limitations section, if the current percentages change by rate sheet supplement, the numeric figure should not appear here. Please instead direct contract holders to the rate sheet supplement.

Response: We have made edits in accordance with the Staff’s comment.

4.	Staff Comment: In the Optional Living Benefits (Additional Charges Apply) table, regarding the fourth bullet of the Protected Investment Benefit (7 Year Option) Brief Description of Restrictions/Limitations

section, if the current percentages change by rate sheet supplement, the numeric figure should not appear here. Please instead direct contract holders to the rate sheet supplement.

Response: We have made edits in accordance with the Staff’s comment.

5.	Staff Comment: In the OPTIONAL LIVING BENEFIT RIDERS section, regarding the last sentence of the second paragraph and bullet (c) of the Protected Investment Benefit (5 – Year Option) - How the Rider Works and corresponding 7 – year option section, please be more explicit that additional Purchase Payments made after the first year reduces the protections offered by the Rider, and the larger the payments the more that benefit is reduced.

Response: We have made revisions to address the Staff’s comment by adding the following:

“Additional Purchase Payments made after the first year of a term reduce the protections offered by the rider, and the larger additional Purchase Payments the greater the benefit is reduced.”

We have also added a sentence to bullet (c) which reads:

“A withdrawal may reduce the protected amount by an amount greater than the amount withdrawn from the Contract.”

6.	Staff Comment: In bullet (a) of the Protected Investment Benefit (5 – Year Option) - How the Rider Works and corresponding 7 – year option section, if this changes by rate sheet, the numeric figure should not appear here. Direct contract holders to the rate sheet which should come directly before the prospectus.

Response: We have made edits in accordance with the Staff’s comment.

I believe the foregoing is responsive to the additional comments received. Please do not hesitate to reach me at (949) 219-3268 if there are any further issues. Thank you.

Sincerely,

/s/ Alison Ryan

Alison Ryan

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